Form C

Cover Page

Name of issuer:

Sonatafy Technology, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: NV
Date of organization: 8/21/2020

Physical address of issuer:

1350 East Flamingo Road
319
Las Vegas NV 89119

Website of issuer:

https://sonatafy.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.0% of the offering amount upon a successful fundraise.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class C Units

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

The Company has ascribed a valuation of $30M to the Company. Such valuation has been arbitrarily determined and bears no relationship to our assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

12/21/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

74

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$434,502.00	$0.00
Cash & Cash Equivalents:	$171,568.00	$0.00
Accounts Receivable:	$184,389.00	$0.00
Short-term Debt:	$42,237.00	$0.00
Long-term Debt:	$1,110,786.00	$0.00
Revenues/Sales:	$2,397,185.00	$0.00
Cost of Goods Sold:	$1,505,557.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($235,209.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do

not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Sonatafy Technology, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Steve Taplin	CEO	Sonatafy	2020
David Turner	Professor & Board Member	San Diego State University	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Steve Taplin	CEO	2020
David Turner	Manager and Board of Advisors	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent

practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
SSMX LIMITED	29000.0 Class A Units	29.0
Jon Lucas Holdings LLC	35000.0 Class A Units	35.0
12th Street Ventures LLC	35000.0 Class A Units	35.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **The Class C Units that are issued in this round are last of the Securities in the Company's distribution waterfall.**
>
> Pursuant to the Company's distribution waterfall, the holders of the Securities will not participate in certain distributions unless and until the certain unrecovered capital contribution balance of all Class A Members and Class B Members is reduced to zero.
>
> **Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public.**

We developed our strategy for future growth based on certain assumptions regarding our industry, future demand in the market for our services and the manner in which we would provide these services, including the assumption that a significant portion of the services we offer will continue to be delivered through our nearshore workforce. The trend of transitioning key business processes to our nearshore workforce may not continue and could reverse. In addition, we cannot accurately predict the impact that the COVID-19 pandemic might have on our clients' outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from nearshore outsourcing due to the pressures they face from increased domestic unemployment resulting from the COVID-19 pandemic.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, countries in the Asia-Pacific region and other regions where we have clients. Some countries and special interest groups have expressed a perspective that associates offshore outsourcing with the loss of jobs in a domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not currently a material focus of our operations. Some legislative proposals, however, would, for example, require delivery locations to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-U.S. affiliates or subcontractors, require disclosures of companies' foreign outsourcing practices, or restrict U.S. private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. In addition, changes in laws and regulations concerning the transfer of personal information to other jurisdictions could limit our ability to engage in work that requires us to transfer data in one jurisdiction to another. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the United States, which could, in turn, have an adverse impact on our business with U.S. clients.

Similar concerns have also led certain European Union jurisdictions to enact regulations which allow team members who are dismissed as a result of transfer of services, which may include outsourcing to non-European Union companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage European Union companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive customer data of various companies that use offshore outsourcing.

Additionally, we may face negative public reaction to increased automation of or reduction in employment positions through the use of technologies we use to provide our services, which could reduce the demand for many of our service offerings. Increased negative public perception by public and private companies and related legislative efforts in economies around the world could have adverse impact on the demand for our services.

If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected.

Our contracts generally use a pricing model that provides for per-productive-hour or per-transaction billing models and compensation for materials and licensing costs. Industry pricing models are evolving, and companies are increasingly requesting transaction- or outcome-based pricing or other alternative pricing models, which require us to accurately forecast the cost of performance of the contract against the compensation we expect to receive. These forecasts are based on a number of assumptions

relating to existing and potential contracts with existing and potential clients, including assumptions related to the team members, other resources and time required to perform the services and our clients' ultimate use of the contracted service. If we make inaccurate assumptions in pricing our contracts, our profitability may be negatively affected. In addition, if the number of our clients that request alternative pricing models continues to increase in line with industry trends, we may be unable to maintain our historical levels of profitability under these evolving alternative pricing models and our financial performance may be adversely affected, or we may not be able to offer pricing that is attractive relative to our competitors. Some of our clients' may continue to evolve their procurement methodology by increasing the use of alternative methods, such as reverse auctions. These methods may impact our ability to gain new business and maintain profit margins, and may require us to adapt our sales techniques, which we may be unsuccessful in doing in a timely manner or at all.

In addition, the revenue and income generated from the services we provide to our clients may decline or vary as the type and volume of services we provide under our contracts change over time, including as a result of a shift in the mix of products and services provided. Our clients, some of which have experienced significant and adverse changes in their business, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, decrease the volume of work or complexity of the services we are providing to them, automate some or all of their processes or change their customer experience strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any inability to accurately forecast the pricing that we use for our contracts, or any significant reduction in or the elimination of the use of the services we provide to any of our clients or any requirement to lower our prices that, in each case, we fail to anticipate, would harm our business, financial performance, financial condition and cash flows.

Some of our client contracts, some of which may be canceled at any time, are generally fixed terms or per-project, and, accordingly, require us to estimate the resources and time required for the contracts upfront, and may contain certain provisions adverse to us, all of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Although the term of our client contracts typically ranges, some contracts may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients are not contractually committed to provide us with specific volumes under the contracts we enter into with them. Our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract, which would adversely impact our revenue. Any failure to meet a client's expectations could result in a cancellation or non-renewal of a contract or a reduction in the services provided by us. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues. The loss of or financial difficulties at any of our clients could have an adverse effect on our business, financial performance, financial condition and cash flows. For example, certain of our clients may have experienced adverse pressures on their businesses as a result of the COVID-19 pandemic, which has affected, or may affect, the revenue we receive from these engagements.

Some of our contracts may contain provisions which, to various degrees, restrict our ability to provide certain services to other of our clients or to companies who are in competition with our clients. Such terms may restrict the same team members from providing services for competing clients, require us to ensure a certain distance between the locations from where we serve competing clients or prevent us from serving a competing client from locations in the same country, all of which reduce our flexibility in deploying our team members and delivery locations in the most effective and efficient manner and may force us to forego opportunities to attract business from companies that compete with our existing clients, even if such opportunities are more profitable or otherwise attractive to us.

Additionally, some of our contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with provision of our services. Violations of the terms of these contracts could subject us to significant legal liability. Furthermore, we may commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. If we fail to accurately estimate the team

connection with these contracts. If we fail to accurately estimate the team members, other resources and time required for these longer term contracts and their overall expected profitability, potential productivity benefits over time, future wage inflation rates or currency exchange rates (if we fail to effectively hedge our currency exchange rate exposure) or if we fail to complete our contractual obligations within the contracted timeframe, our financial performance, financial condition and cash flows may be negatively affected.

We may face difficulties in delivering complex projects for our clients that could cause clients to discontinue their work with us, which may have a material adverse impact on our financial performance, financial condition and cash flows.

We have, over time, been expanding the nature, scope and complexity of our engagements. Our ability to offer a wider breadth of more complex services to our clients depends on our ability to attract new or existing clients to an expanded collection of service offerings. When seeking to obtain engagements for complex projects, we are more likely to compete with large, well-established international firms, many of which have greater resources and market reputation than we do. To compete for these projects, we will likely incur increased sales and marketing costs. Obtaining mandates for more complex projects will require us to establish closer relationships with our clients and develop a more thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including our ability to form a team with the necessary proficiency in these new services. We cannot be certain that we will effectively meet client needs at the necessary scale in the required timeframes in connection with these services. For example, if a new client project requires us to hire a large number of team members with specific skills in a specific geography, we could face challenges in implementing the program on a client's desired timetable or at all. Our failure to deliver services that meet the requirements specified by our clients could result in termination of client contracts, which could result in us being liable to our clients for significant penalties or damages and negatively impact our reputation. More complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for later stages or may cancel or delay additional planned engagements, which may be the more profitable portions of the overall planned engagement. Such cancellations or delays make it difficult to plan for project resource requirements and inaccuracies in such resource planning and allocation may have a material adverse impact on our financial performance, financial condition and cash flows.

Some of our contractual arrangements with our clients require us to deliver a minimum quality of service, and our failure to meet those quality standards could adversely impact our business or subject us to liability or penalties.

Most of our agreements with clients contain service level and performance requirements, including requirements relating to the quality of our services. The services we provide are often critical to our clients' businesses, and any failure to consistently provide those services in accordance with contractual specifications, whether as a result of errors made by our team members or otherwise, could disrupt the client's business and result in harm to our reputation, reduction of the likelihood that our clients recommend us to others, an obligation for us to pay penalties to the client under the contract, a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. In addition, lockdowns and other measures imposed by governments around the world, as well as other resulting impacts of the COVID-19 pandemic, may result in our temporary inability to meet the service level and performance requirements of our clients. If we fail to meet our contractual obligations or otherwise breach obligations to our clients or vendors, we could be subject to legal liability.

We may enter into non-standard agreements because we perceive an important economic opportunity by doing so or because our personnel did not adequately adhere to our guidelines for the entry into contracts with new or existing clients. In addition, with respect to our client contracts, the contracting practices of our competitors may cause contract terms and conditions that are unfavorable to us to become standard in the marketplace. If we cannot or do not perform our obligations with clients or vendors, we could face legal liability and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. If we cannot, or do not, meet our contractual obligations to provide

solutions and services to clients, and if our exposure is not adequately limited through the enforceable terms of our agreements, we might face significant legal liability and our business, financial performance, financial condition and cash flows could be materially and adversely affected. Similarly, if we cannot, or do not, meet our contractual obligations with vendors, such as licensors, the vendors may have the right to terminate the contract, in which case we may not be able to provide clients solutions and services dependent on the products or services provided to us by such contracts.

We often face a long selling cycle to secure a new client or a new project with an existing client. If we are not successful in obtaining and efficiently maintaining contractual commitments after the selling cycle our business, financial performance, financial condition and cash flows may be adversely affected.

We often face a long selling cycle to secure a new client contract or launch a new project for an existing client. When we are successful in obtaining a new engagement, which is generally followed by a long implementation period in which the services are planned in detail and we demonstrate to a client that we can successfully integrate our processes and resources with their operations. During this time a contract is also negotiated and agreed. We typically incur significant business development expenses during the selling cycle and may experience misalignment with the client on the magnitude of investment. Misalignment may occur when the client does not have prior experience with the type and scope of services that we are offering. At the end of this selling cycle, we may not succeed in winning a new client's business due to a variety of factors, including changes in the client's decision to move forward with our services, in which case we receive no revenues and may receive no reimbursement for such expenses. A potential client may choose a competitor or decide to perform the work in-house prior to the time a final contract is signed. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further lengthening the implementation cycle. If we enter into a contract with a client, we will typically receive no revenues until implementation actually begins. If we are not successful in obtaining contractual commitments after the selling cycle, in maintaining contractual commitments after the implementation cycle or in maintaining or reducing the duration of unprofitable initial periods in our contracts, our business, financial performance, financial condition and cash flows may be adversely affected.

The COVID-19 pandemic has exacerbated the risks and costs described in this section, including, in certain cases, by lengthening the sales cycles for our services. The extent to which the COVID-19 pandemic will continue to impact our sales cycle will depend on numerous evolving factors which we may not be able to accurately predict, including: the duration and scope of the pandemic; the effect on our potential and existing clients and client demand for our services and solutions and the speed and efficiency with which they can engage with our teams during the sales cycle and implementation processes; our ability to sell and provide our services and solutions; the ability of our clients to pay for our services and solutions; and any further closures of our and our clients' offices and facilities.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our financial performance, financial condition and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients for work performed and to bill and collect on what are usually relatively short cycles. We evaluate the financial condition of our clients and maintain allowances against receivables. We might not accurately assess the creditworthiness of our clients. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. Macroeconomic conditions, such as any domestic or global credit crisis or disruption of the global financial system, including as a result of the COVID-19 pandemic, could also result in financial difficulties for our clients, up to and including insolvency or bankruptcy, as well as limit their access to the credit markets and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments, including delivering on the service level our clients expect, and bill and collect our contracted revenues. If our client is not satisfied with our services or we are otherwise unable to meet our contractual requirements, we might experience delays in the

collection of and/or be unable to collect our client balances, and if this occurs, our financial performance, financial condition and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We must successfully attract, hire, train and retain qualified professionals to service our clients' projects and we must productively deploy our professionals to remain profitable.

Identifying, recruiting, hiring and retaining professionals with diverse skill sets across our broad geography of operations and consistent with our evolving client delivery model is critical to maintaining existing engagements and obtaining new business. If we are unable to recruit skilled professionals and if we do not deploy those professionals productively, our profitability will be significantly impacted. We must manage our professionals well and by planning and training for future needs effectively and staffing projects appropriately while accurately predicting the general economy and our clients' need for our services. If we are unable to attract, hire, train and retain highly skilled professionals and productively deploy them on client projects, we will jeopardize our ability to meet our clients' expectations and develop ongoing and future business, which could adversely affect our financial condition and results of operations.

Competition for highly skilled professionals is intense in the markets where we operate, and we may experience significant workforce turnover rates due to such competition. If we are unable to retain professionals with specialized skills, our revenues, operating efficiency and profitability will decrease. Cost reductions, such as reducing headcount, or voluntary departures that result from our failure to retain the professionals we hire, could negatively affect our reputation as an employer and our ability to hire skilled professionals to meet our business requirements. Increased compensation to retain skilled professionals could lead to lower margins or to price increases that may in turn lead to a decline in demand for our services.

Any significant growth in the market for our services or solutions or our

entry into new markets may require an expansion of our employee base for managerial, operational, financial and other purposes. During any period of growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our nearshore workforce members. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate and motivate new nearshore workforce members.

We cannot assure you that we will be able to recruit and train a sufficient number of qualified professionals or that we will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in Latin America, the United States, Asia and Europe, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of skilled professionals in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our employees are employed by a professional employer organization.

The Company contracts with non-US professional employer organizations ("PEOs"), to administer its human resources, payroll and employee benefits functions for employees outside of the United States. Although the Company recruits and selects these employees, their employment relationship is with the relevant PEO. Accordingly, these employees are compensated through the PEO, are governed by the work policies created by the PEO and receive their annual wage statements and other payroll-related reports from the PEO. The PEO relationship streamlines hiring and employee maintenance, and enables management to focus on issues other than payroll administration, but this relationship also exposes the Company to some risks. For example, if the non-US PEO fails to adequately withhold or pay employer taxes or to comply with other applicable laws, the Company may be held liable for such violations notwithstanding any indemnification provisions provided to us by the non-US PEOs. In certain non-US jurisdictions, despite the PEO relationship, the employee may nonetheless be deemed the Company's direct employee, and the potential liability for any non-compliance with applicable laws increases depending on whether the Company has an entity or other corporate presence in the country, among other factors set forth under applicable local laws, such as the Republic of Mexico where all the Company's current employee-workforce is located. Court and administrative proceedings related to matters of employment tax, labor law and other laws applicable to PEO arrangements could distract management from the Company's business and cause the Company to incur significant expense. If the Company were held liable for violations by PEOs, such monetary penalties may adversely affect the Company's profitability and could negatively affect the Company's business and results of operations.

If more stringent labor laws become applicable to us, if we are subject to more employment-related litigation, or if more of our team members unionize, or if our team members strike or cause other labor-related disruptions, our business and financial results may be adversely affected.

Some of the geographies where we operate have stringent employee-friendly labor legislation, including legislation that sets forth detailed procedures for dispute resolution and employee separations that impose financial obligations on employers. Therefore, it may be difficult for us to maintain flexible human resource policies and discharge team members when there is a business need, and our compensation and/or legal expenses may increase significantly. Additionally, in certain of the states and regions in which we operate, we are subject to stringent wage and hour requirements, which has exposed us to claims brought by individual team members and team member groups. Although these claims are not individually or in the aggregate material, we expect to be subject to more such claims in the future.

We rely on various unregistered intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain unregistered intellectual property rights, specifically its know-how, to operate its business, and the Company has no registered intellectual property rights, such as trademarks or patents. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The Company's success depends on the experience and skill of David Turner and Steve Taplin, as our Managers, and other executive officers and representatives.

We are dependent on our David Turner and Steve Taplin, our Managers (the "Managers") as set forth in the Amended and Restated Limited Liability Company Operating Agreement, with the effective date of 1/1/2022 (the "Operating Agreement"), and other executive officers and representatives. These persons may not devote their full time and attention to the matters of the Company. The loss of our Managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide our solutions and run our business and any loss of the right to use, disruption of supply of, or failures of third-party hardware, software or services could have an adverse effect on our business, financial performance, financial condition and cash flows.

We rely on computer hardware, purchased or leased, and software licensed from, and services rendered by, third parties in order to provide our solutions and run our business, other than the independent contractors who generally use their own equipment. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Licenses for such third-party technologies may be terminated or not renewed, and we may be unable to license such third-party technologies in the future. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to provide our solutions or run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows. We also rely on third-party suppliers to provide equipment and components necessary for our operations. Reliance on such third-party suppliers reduces our control over delivery schedules and quality of equipment and our international third-party suppliers may be subject to adverse economic conditions, all of which may ultimately impact our operations and our ability to effectively deliver services to our clients. Further, clients could assert claims against us in connection with service disruption and/or cease conducting business with us altogether as a result of problems with the hardware we use to deliver services. Even if not successful, a claim brought against us by any of our clients would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it

defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

We or our vendors may disrupt our clients' operations as a result of telecommunications or technology downtime or interruptions, which would have a negative impact on our revenues or reputation and cause us to lose clients.

Our dependence on our nearshore delivery locations to deliver services requires us to maintain active voice and data communications and transmission among our service locations, our hubs and our clients' offices. Although we maintain redundant facilities and communications links and have business continuity plans in place, disruptions could result from, among other things, technical breakdowns, faulty systems or software, computer glitches, viruses and other malicious software, weather conditions, global pandemics and geopolitical instability. Further, our business continuity plans may not be entirely successful in mitigating the effects of such events. A prolonged interruption, or frequent or persistent interruptions, in the availability of our services could disrupt our clients' operations and materially harm our reputation and business, especially if we are not able to rapidly transition to an alternative service delivery model or a different client service team. We also depend on certain significant vendors for other technology solutions, as well as for some of the third-party technology and platforms we sometimes use to deliver our services. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our revenues or reputation and cause us to lose clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business

associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.

We are typically required to process, and sometimes collect and/or store sensitive data, including, but not limited to, personal data regulated by the General Data Protection Regulation ("GDPR"), The Personal Information Protection and Electronic Documents Act, California Consumer Privacy Act ("CCPA"), the California Invasion of Privacy Act, Personal Data Protection Bill of 2018, and the Data Privacy Act of 2012, of our clients' end customers in connection with our services, including names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. As a result, we are, or may become, subject to various data protection laws and regulations (as described above), and other industry-specific regulations and privacy laws and standards in the countries in which we operate, including the GDPR, the CCPA, the HIPAA, the Health Information Technology for Economic and Clinical Health Act and the Payment Card Industry Data Security Standard, and the failure to comply with such laws could result in significant fines and penalties. The legislative and regulatory frameworks for privacy issues is constantly evolving in many countries where we operate and are likely to remain uncertain and dynamic for the foreseeable future. Legislators and regulators in numerous jurisdictions are increasingly adopting new privacy, information security and data protection guidance, laws and regulations, and compliance with current or future privacy, information security and data protection laws and regulations could result in higher compliance, technology or operating costs. The interpretation and application of such laws is often unclear or unsettled, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices, which may require changes to the features of our company's platform or prohibit certain of our operations in certain jurisdictions. In addition, certain jurisdictions have adopted laws and regulations that restrict the transfer of data belonging to residents outside of their country. These laws and regulations could limit our ability to transfer such data to the locations in which we conduct operations, which would place limitations on our ability to operate our business.

Many jurisdictions, including all U.S. states, have enacted laws requiring companies to notify individuals and authorities of security breaches involving certain types of personal information. In addition, our agreements with our clients may obligate us to investigate and notify our clients of, and provide cooperation to our clients with respect to, such breaches. Many of our agreements with our clients do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. A failure to comply with these notification requirements could expose us to liability.

In the European Union, the GDPR went into effect in May 2018. The GDPR supersedes European Union member states' national protection laws and imposes privacy and data security compliance obligations and increased

imposes privacy and data security compliance obligations and increased penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. GDPR enforcement has begun, and companies have faced fines for violations of certain provisions. Fines can reach as high as 4% of a company's annual total revenue, potentially including the revenue of a company's international affiliates. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines as well as some countries in Central America and Asia-Pacific and some U.S. states, have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. The GDPR and the introduction of similar legislation in other jurisdictions increases the cost of regulatory compliance and increases the risk of non-compliance therewith, which could have an adverse effect on our business, financial performance, financial condition and cash flows.

There can be no assurance that our measures to protect against unauthorized disclosure, alteration and destruction of, and access to, data on our networks will function as expected or will be sufficient to protect our network infrastructure against certain attacks, and there can be no assurance that such measures will successfully prevent or mitigate service interruptions or further security incidents. All network infrastructure is vulnerable to rapidly evolving cyber-attacks, and our user data and corporate systems and security measures may be breached due to the actions of outside parties (including malicious cyberattacks), team member error, malfeasance, internal bad actors, a combination of these, or otherwise. A breach may allow an unauthorized party to obtain access to or exfiltrate our data or our users' or clients' data. Additionally, outside parties may attempt to fraudulently induce team members, users or clients to install malicious software, disclose sensitive information or access credentials, or take other actions that may provide access to our data or our users' or clients' data. Because modern networking and computing environments are increasing in complexity and techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, increase in sophistication over time or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs (or a breach of a client's security that can be attributed to our fault or is perceived to be our fault), the market perception of the effectiveness of our security measures could be harmed and we could lose users and clients. Security breaches also expose us to a risk of loss of this information, class action or other litigation brought both by clients and by individuals whose information was compromised, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

While we believe our team members undergo appropriate training, if any person, including any of our team members, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in our possession or control occurs, we could be subject to significant liability to our clients or our clients' customers for breaching contractual confidentiality and security provisions or for permitting access to personal information subject to privacy laws, as well as liability and penalties in connection with any violation of applicable privacy laws or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or team member data, whether through breach of computer systems, systems failure, team member negligence, fraud or misappropriation, or otherwise, could damage our reputation and cause us to lose clients and result in liability to individuals whose information was compromised. Similarly, unauthorized access to or through our information systems and networks or those we develop or manage for our clients, whether by our team members or third parties, could result in negative publicity, damage to our reputation, loss of clients or business, class action or other litigation, costly regulatory investigations and other potential liability.

Additionally, remote-working solutions deployed during the COVID-19 pandemic could result in heightened confidentiality risks on account of

services being delivered in a physically unsupervised environment and via computer systems and networks outside of our control and management. If any person, including any of our team members, intentionally or inadvertently penetrates our perimeter or internal network security, computing infrastructure or otherwise mismanages or misappropriates sensitive data, or discloses or distributes any such data in an unauthorized manner, we could be subject to significant liability and class action or other lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws, or investigations and penalties from regulators. Under some of our client contracts, we have, from time to time, agreed to pay for the costs of remediation or notice to end users or credit monitoring, as well as other costs.

In addition, certain third parties to whom we outsource certain of our services or functions, or with whom we interface, store our information assets or our clients' confidential information, as well as those third parties' providers, are also subject to the risks outlined above. Although we generally require our vendors to hold sufficient liability insurance and provide indemnification for any liability resulting from the vendor's breach of the services agreement, a breach or attack affecting these third parties, any delays in our awareness of the occurrence of such breach or attack, and our or third parties' inability to promptly remedy such a breach or attack, could also harm our reputation, business, financial performance, financial condition and cash flows, and could subject us to liability for damages to our clients and their customers. Failure to select third parties that have robust cybersecurity and privacy capabilities may also jeopardize our ability to attract new clients, who may factor their assessment of risks associated with such third parties in their decision. Cyber-attacks penetrating the network security of our data centers or any unauthorized disclosure or access to confidential information and data of our clients or their end customers could also have a negative impact on our reputation and client confidence, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our computer networks may be vulnerable to security risks that could disrupt our services and cause us to incur losses or liabilities that could adversely affect our business.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, worms, malicious applications and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information, including personally identifiable information, or cause interruptions or malfunctions in our

identifiable information, or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information, including personally identifiable information. It is possible that, despite existing safeguards, an employee could misappropriate our clients' proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could adversely affect our business.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and financial performance.

Our business depends on maintaining large numbers of team members to service our clients' business needs and on being able to quickly respond to new clients or new projects for existing clients. As a result, and consistent with our culture, we try where possible not to terminate our nearshore workforce members in response to temporary declines in demand when existing projects end or when clients terminate services. Moreover, rehiring and retraining our nearshore workforce members at a later date could force us to incur additional expenses and we may not be able to do so in a timely manner. Additionally, any termination of our nearshore workforce members could also have a negative impact on our hiring and recruitment efforts and the morale of the remaining nearshore workforce members and could involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate, all of which would have an adverse impact on our operating profit margins. Furthermore, we are subject to a variety of legal requirements related to the termination of team members in the countries and cities where we operate. These factors limit our ability to adjust our labor costs for unexpected changes in client demand, which could have a material adverse effect on our business, financial condition and financial performance, particularly if demand for our services fails to meet the levels we anticipate.

Team member wage increases in certain geographies may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Our most significant costs are the salaries and related benefits of our nearshore workforce members. For example, wage costs in the Republic of Mexico have historically been significantly lower than wage costs in the United States, Canada and Europe for comparably skilled professionals, which has been one of our competitive advantages. As economic growth increases in the countries where we benefit from lower wage costs, concurrent with increased demand by us and our competitors for skilled employees, wages for comparably skilled employees are increasing at a faster rate than in the United States, Canada and Europe, which may, over time, reduce this competitive advantage. In connection with potential future growth, we may need to increase the levels of nearshore workforce member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires. To the extent that we are not able to control or share wage increases with our clients, wage increases may reduce our margins and cash flows. We may not be successful in our attempts to control such costs.

If we cause disruptions to our clients' businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our reputation and adversely affect our results of operations.

Many of our engagements involve projects that are critical to the operations of our clients' businesses and provide benefits to our clients that may be difficult to quantify. Our software development services involve a high degree of technological complexity and have unique specifications, and could contain design defects or software errors that our quality assurance procedure may fail to detect and correct.

Errors or defects may result in the loss of current clients, failure to attract new clients, diversion of development resources and an increase in support or service costs. Furthermore, any failure in a client's system or any breach of security could disrupt the client's business and could result in a claim for substantial damages against us, regardless of our responsibility for such failure, if such failure is caused by a breach of our contract obligations upon agreements with clients. In addition, any such failures or errors could seriously damage our reputation and materially affect our ability to attract new business.

Any failure to offer high-quality developer and customer support may adversely affect our relationships with our developers and customers.

High quality, ongoing developer and customer support are critical to the successful marketing, sale and adoption of our products and services. Many of our large customers depend on our customer support team to assist them in deploying our products and services effectively, help them resolve post-deployment issues quickly and provide ongoing support. As we grow our developer and customer base, we will need to further invest in and expand our developer and customer support teams, which could strain our resources and reduce profit margins. If we do not devote sufficient resources or otherwise do not help our developers and customers adopt our products and services, quickly resolve any post-implementation matters, and provide effective ongoing developer and customer support and training, our ability to expand sales to existing and future developers and customers and our reputation would be adversely affected. Our support teams will face additional challenges associated with our international operations, including those associated with delivering support and documentation in multiple languages.. Increased demand for developer and customer support, without corresponding revenue, could increase costs and adversely affect our business, operating results and financial condition. Any failure to maintain high-quality developer and customer support, or a market perception that we do not maintain high-quality developer and customer support, could adversely affect our reputation, business, operating results and financial condition.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Future competitors may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The

potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that

other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering - it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the SPV.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Investors will never be able to freely vote upon any manager or other matters of the Company. Where a statutory right to vote is provided by state law, the Lead Investor will vote on behalf of the SPV that manages the Class C Units with the Class A Members.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Membership transfers and withdrawals are restricted.

In addition to the limitations on transferability imposed by the application of federal and state securities laws, the Operating Agreement imposes additional restrictions on the transfer of our membership interests. Pursuant to the Operating Agreement, holders of our membership interests may not transfer any membership interests in the Company or withdraw from the Company, unless our Managers consent to such transfer.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of securities, purchasers in this Offering who do not participate in those other securities issuances, or are not offered an opportunity to participate, will experience dilution in their percentage ownership of the Company's outstanding securities. Furthermore, purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other nonequity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial.

Our Managers have substantial power and authority over the Company and its operations.

The Operating Agreement vests substantial power and authority over the Company and its operations to the Managers. The Operating Agreement provides, "The management of the Company shall be vested exclusively in the Managers, and the Managers shall have full control over the business, affairs and operations of the Company. The Managers shall have the power on behalf and in the name of the Company to carry out any and all of the objectives and purposes of the Company and to perform all acts and enter

into and perform all contracts and other undertakings which the Managers deem necessary or advisable or incidental thereto. All actions, decisions or determinations of or by the Managers hereunder (including any decisions or determinations that are to be made at the discretion of the Managers) shall be made by the Managers in the Managers' sole and absolute discretion." Because we have two managers, any vote with respect to the management of the Company may result in a deadlock, and our Operating Agreement contains no provision to resolve a deadlock between the Managers. Each Manager shall hold office until his successor has been elected and qualified, and a Manager may be removed by the other Manager only for Cause or Disability (as each is defined in the Operating Agreement). The Managers have no obligation to seek approval from any member with respect to the business, affairs and operations of the Company, and no member has the right to remove any Manager.

Our Manager structure requiring unanimous voting without any deadlock resolution provisions could adversely affect the Manager and the Company.

Our Operating Agreement does not provide any procedure or process for resolving any deadlocks that may occur between our Managers. An absence of unanimity between the Managers on any significant matter concerning the Company or its business, affairs and operations could have a material adverse effect upon the Company and its members. As a result, Company's operations may be adversely affected, and the value of the Securities may decrease, if the Managers enter into a deadlock.

Investors Will Not Participate in Management.

Our Managers have full responsibility for managing our Company. Investors will not be entitled to participate in the management or operation of the Company or in the conduct of its business. Investors will have no right to vote the Securities for the election of the Company's Managers or for any other reason, except to the extent required by Nevada law. Each Manager shall hold off until a successor shall have been elected and qualified, and the number of Managers may be changed from time to time upon the consent of a majority of the Managers, provided that in no instance shall there be less than two (2) Managers.

12th Street Ventures, LLC, and SSMX Limited and Jon Lucas Holdings, LLC, are owned and/or controlled by our Managers, Steve Taplin and David Turner, respectively, which entities control approximately 99% of our outstanding Units (as defined in the Operating Agreement), giving them influence and control in corporate transactions and other matters, including a sale of our Company.

As of the date of this Form C, 12th Street Ventures, LLC, and SSMX Limited and Jon Lucas Holdings, LLC, are owned and/or controlled by our Managers, Steve Taplin and David Turner, respectively. As a result, in addition to Mr. Taplin's and Mr. Turner's control of the Company as Managers, they collectively control over approximately 99% of our outstanding Units (as defined in the Operating Agreement). As a result, they control the Company and will continue to be able to control the election of our Managers, determine our corporate and management policies and determine, without the consent of other members, the outcome of certain corporate transactions or other matters submitted to our members for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Therefore, Mr. Taplin and Mr. Turner could cause, delay or prevent a change of control of our Company. The interests of Mr. Taplin and Mr. Turner and 12th Street Ventures, LLC, and SSMX Limited and Jon Lucas Holdings, LLC, may not coincide with the interests of other holders of our Units.

Members of the Company have limited or no voting rights.

The Operating Agreement provides, "The Members shall have no right to vote on any matter unless specifically provided herein or as required under the Act. Any matters brought for a vote by the Members shall be decided by a Majority in Interest of the Members of the Class effected by the matter to be voted upon. If all Members are entitled to vote on any matter, such matter shall be decided by a Majority in Interest of the aggregate Percentage Interests of the Class A Members, Class B Members and Class C Members." The Operating Agreement defines "Majority in Interest" to mean: "with respect to matters to be voted on by Members, those Members having the right to vote on a matter and owning greater than fifty percent (50%) of (i) Class A Units if the Class A Members are voting as a class, (ii) Class B Units if the Class B Members are voting as a class, (iii) Class C Units if the Class C

Members are voting as a class, or (iv) all Units if all Members are voting."

With respect to holders of Class B Units (the "Class B Members"), except as specifically set forth herein or as required under Nevada Limited Liability Company Act (NRS 86.011 et seq.), as it may be amended from time to time (the "Act"), Class B Members shall not have the right to vote on any matters relating to the business, affairs or operations of the Company.

With respect to holders of Class C Units (the "Class C Members"), except as specifically set forth herein or as required under the Act, Class C Members shall not have the right to vote on any matters relating to the business, affairs or operations of the Company.

Our limited liability company agreement limits and modifies our managers' and officers' fiduciary duties.

Our Operating Agreement authorizes our Managers "to create and/or participate in the management of any other successor business, "incubator" and/or other business / investment vehicle." To the extent the Managers participate in such other business activities, they may have conflicts of interest with the Company and the members. Insofar as such provision modifies or limits the Managers' fiduciary obligations to the Company or its members, the Company and the members may be adversely affected by the Managers' participation in such other business activities and the Managers may not have any liability to the Company or the members for actions or inactions relating to such other business activities. As a result, Company's operations may be adversely affected, and the value of the Securities may decrease.

Class B Units issued and delivered in the Concurrent Offering will dilute the ownership interest of the holders of the Securities and impair the priority of the holders of the Securities in the Company's distribution waterfall.

The Company is concurrently engaging in a private placement of its Class B Units in reliance on the exemption from registration under Rule 506(c) of Regulation D promulgated under the Securities Act under which it seeks to offer and sell 8,930,000 Class B Units at a purchase price of $1.00 per Class B Unit which, if fully subscribed, would result in gross proceeds of $8,930,000 to the Company and the issuance and delivery of 8,930,000 Class B Units (the "Concurrent Offering"). As of the date of this Form C, the Company has not sold any Class B Units in the Concurrent Offering. Assuming the Concurrent Offering is fully subscribed and the Maximum Offering Amount of this Offering is raised, the Class A Members would hold 66.93% of the outstanding membership interests, the Class B Members would hold 29.77% of the outstanding membership interests and Class C Members would hold 3.57% of the outstanding Members Interests.

Neither the completion of this Offering, nor the Concurrent Offering, is contingent on the completion of the other offering, so it is possible that this Offering closes and the Concurrent Offering does not close -- and vice versa. We cannot assure you that the Concurrent Offering will be completed on the terms set forth therein.

Any sale of Class B Units in the Concurrent Offering will result in an impairment, and, in certain circumstances, a material impairment, of the value of the Securities and the distribution priority of the Securities. Pursuant to the Company's distribution waterfall, the holders of the Securities will not participate in certain distributions unless and until the certain unrecovered capital contribution balance of all Class B Members is reduced to zero. On the other hand, without the Concurrent Offering, the holders of the Securities would participate in distributions to the exclusion of Class A Members until the certain unrecovered capital contribution balance of each Class C Member has been reduced to zero. Specifically, Section 4.4 of the Operating Agreement provides:

Certain distributable cash shall be distributed at such times and in such amounts as determined by the Managers and, when distributed, shall be distributed to the Members as pro-rata in accordance with their respective percentage interests as follows:

(a) First, 25% to the Class A Members, 25% to the Class B Members and 50% to the Class B-1 Members until the certain unrecovered capital contribution balance of each Class B-1 Member has been reduced to zero;

(b) Second, 25% to the Class A Members, 25% to the Class B Members and 50% to the Class B-2 Members until the certain unrecovered capital contribution balance of each Class B-2 Member has been reduced to zero;

(c) Third, 25% to the Class A Members, 25% to the Class B Members and 50% to the Class B-3 Members until the certain unrecovered capital contribution balance of each Class B-3 Member has been reduced to zero;

(d) Fourth, 25% to the Class A Members, 25% to the Class B Members and 50% to the Class B-4 Members until the certain unrecovered capital contribution balance of each Class B-4 Member has been reduced to zero;

(e) Fifth, 100% to the Class C Members until the certain unrecovered capital contribution balance of each Class C Member has been reduced to zero.

(f) Thereafter, the Class A Percentage to the Class A Members, the Class B Percentage to the Class B Members and the Class C Percentage to the Class C Members and, if such distribution is being made as a result of a Liquidation Event or Deemed Liquidation Event, the Phantom Unit Percentage to the holders of Phantom Units which Phantom Unit Percentage shall proportionately reduce the amounts payable to the Class A Members, Class B Members and Class C Members.

Additionally, without the Concurrent Offering, the Class C Members would own a pro rata share of the membership interests based on the number of outstanding Class A Units and Class C Units. With the Concurrent Offering, the ownership percentage of the Class C Members will be diluted, and the Class C Members will have less influence with respect to the Company's business, operations and affairs.

Going concern note

Our independent accountant's report annexed hereto contains a note with respect to the going concern of the Company, stating, "The Company has evaluated its ability to continue as a going concern for one year from the date the financial statements were issued. The Company has concluded that there is not substantial doubt that would indicate going concern issues. In arriving at this conclusion, the Company considered current economic events related to the Covid-19 pandemic and other factors. The Company believes it's unlikely that these factors would have a significant impact on the operations due to a majority of its revenue being related to providing information technology and software related services that are essential to businesses operations and their survival during the pandemic and generally speaking. Additionally, the executives of the Company have a history of being able to raise investments or loans from its members if needed to assist it in continuing its operations." The Company's evaluation is limited to a one-year period from the date of issuance of the financial statements and may not have considered all factors that an independent auditor may have considered in reaching the Company's conclusion that there is not substantial doubt that would indicate going concern issues. The Company has substantial long-term loan obligations to unaffiliated and affiliated lenders, and the Company's cash flow may be insufficient to satisfy its periodic payment obligations thereunder, particularly because the Company has not generated any income since inception. Further, if any lender demands immediate payment of such loan obligations, the Company may not have sufficient cash to satisfy its obligations and the lender may initiate legal proceeds to enforce its rights. If any of the foregoing events were to materialize, the Company's operations may be adversely affected, and the value of the Securities may decrease.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Investors will be required to purchase beneficial interests in the Securities in this offering using a Special Purpose Vehicle (SPV) managed by Wefunder Advisors, LLC, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee. The Company has elected to exclusively accept investment commitments in the offering through an SPV managed by Wefunder Advisors, LLC.

In exchange for each individual Investor's commitment, Investors will buy interests into Sonatafy Technology, LLC I, a series of Wefunder SPV LLC, not our Class C Units, and such Investor will not be a party to the Operating Agreement. Upon acceptance of an individual Investor's subscription, such Investor will receive the right to an indirect economic interest in certain units of Class C Units, to be represented by a pro rata beneficial interest in, Investors are not entitled to any voting, information or inspection rights

with respect to the Company, or to otherwise become a party to the Operating Agreement or exercise any rights thereunder, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Class C Units. Investors should carefully review the SPV Subscription Agreement for Omnibus Class C Unit Instrument to understand the risks inherent in this investment vehicle.

Investors Purchasing the Securities will have limited rights. Upon executing the SPV Subscription Agreement, the Investor, as a holder of a beneficial interest in Sonatafy Technology, LLC I, a series of Wefunder SPV LLC shall have no (i) voting, information or inspection rights not explicitly provided by the SPV Subscription Agreement (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Class C Unit Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such subscription agreement be construed to confer on the Investor any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Class C Unit Instrument.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment. Each Investor must purchase its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the SPV Subscription Agreement (and the Investor's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors have no right to exchange their ownership in the SPV (Sonatafy Technology, LLC I, a series of Wefunder SPV LLC). The Company reserves its sole discretion to exchange the Investor's Beneficial Interests in the Sonatafy Technology, LLC I, a series of Wefunder SPV LLC for Class C Units in certificated form. Further, Investors have no right to remove the Class C Units they hold a beneficial interest in from the custodian.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

David Turner is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 40% operating and growth capital, 19% marketing and technology, 35% legal and tax, 6% Wefunder fee

---

If we raise: **$1,070,000**

Use of Proceeds: 39% operating and growth capital, 5% marketing and technology, 5% computers and equipment, 44% long term debt, 1% legal and tax, 6% Wefunder fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $30,000,000.00 pre-money valuation.

The Company has ascribed a valuation of $30,000,000 to the Company. Such valuation has been arbitrarily determined and bears no relationship to our assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. The $1.00 price per Class C Unit is substantially higher than the net tangible book value per Class A Unit and Class C Unit, on a fully diluted basis. Such price does not reflect market forces and should not be regarded as an indicator of any future market price of the Company's securities.

Upon the successful close of the concurrent Reg CF and Reg D 506(c) Offerings for a total of $10,000,000, **the maximum membership interests that will collectively be held by Class C Members is 3.57%**. Class A Members will hold 66.93% of the outstanding membership interests and Class B Members will hold 29.77% of the outstanding membership interests. There is no guarantee that the Company will reach the maximum fundraising goal for either Offering.

See exact security attached as Appendix B, Investor Contracts.

Sonatafy Technology, LLC is offering up to 1,070,000 Class C units, at a price per share of $1.00.

The campaign maximum $1,070,000.00 is and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV

will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the

categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Units	8,930,000	0	No
Class C Units	1,070,000	0	No
Class A Units	100,000	100,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Certain distributable cash shall be distributed at such times and in such amounts as determined by the Managers and, when distributed, shall be distributed to the Members as pro-rata in accordance with their respective percentage interests as follows:

First, 25% to the Class A Members, 25% to the Class B Members and 50% to the Class B-1 Members until the certain unrecovered capital contribution balance of each Class B-1 Member has been reduced to zero;

Second, 25% to the Class A Members, 25% to the Class B Members and 50% to the Class B-2 Members until the certain unrecovered capital contribution balance of each Class B-2 Member has been reduced to zero;

Third, 25% to the Class A Members, 25% to the Class B Members and 50% to the Class B-3 Members until the certain unrecovered capital contribution balance of each Class B-3 Member has been reduced to zero;

Fourth, 25% to the Class A Members, 25% to the Class B Members and 50% to the Class B-4 Members until the certain unrecovered capital contribution balance of each Class B-4 Member has been reduced to zero;

Fifth, 100% to the Class C Members until the certain unrecovered capital contribution balance of each Class C Member has been reduced to zero.

Thereafter, the Class A Percentage to the Class A Members, the Class B Percentage to the Class B Members and the Class C Percentage to the Class C Members and, if such distribution is being made as a result of a Liquidation Event or Deemed Liquidation Event, the Phantom Unit Percentage to the holders of Phantom Units which Phantom Unit Percentage shall proportionately reduce the amounts payable to the Class A Members, Class B Members and Class C Members.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

The Class A Units shall represent no less than sixty-six and 93/100 percent

(66.93%) of the aggregate Membership Interests in the Company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

"Class A Percentage" shall mean One Hundred Percent (100%) reduced by the Class B Percentage and the Class C Percentage.

"Class B Percentage" shall mean a fraction, the numerator of which is the aggregate number of Class B Units held by the Class B Members and the denominator of which is 8,930,000, which fraction is multiplied by 29.77%.

"Class C Percentage" shall mean a fraction, the numerator of which is the aggregate number of Class C Units held by the Class C Members and the denominator of which is 1,070,000, which fraction is multiplied by 3.57%

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;

4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the

Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Jon Lucas Holdings, LLC
Issue date	12/31/15
Amount	$450,786.00
Outstanding principal plus interest	$450,786.00 as of 11/29/21
Interest rate	1.0% per annum
Current with payments	Yes

Principal and interest payable solely out of profits of the Company and not from any Capital Contributions made to the Company.

Loan

Lender	Mark Wang
Issue date	07/31/16
Amount	$102,000.00
Outstanding principal plus interest	$102,000.00 as of 11/29/21
Interest rate	1.0% per annum
Current with payments	Yes

Principal and interest payable solely out of profits of the Company and not from any Capital Contributions made to the Company.

Loan

Lender	David Turner
Issue date	04/30/18
Amount	$77,000.00
Outstanding principal plus interest	$20,000.00 as of 01/10/22
Interest rate	1.0% per annum
Current with payments	Yes

Principal and interest payable solely out of profits of the Company and not from any Capital Contributions made to the Company.

Loan

Lender	AJC Capial LLC
Issue date	11/17/20
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 11/29/21
Maturity date	11/02/23
Current with payments	Yes

The maturity date can accelerate, if the Company has a change of control, if

the Chairmen of the Board leaves the Company, or if the company is netting $500k per year. Additionally, the lender has the option to covert the debt to 3% equity on a fully diluted basis, if the Company raises $1 million in total capital in a 12-month period. The loan requires interest only payments at 10% per annum and 1% equity ownership in the Company. Interest payments are due semi-annually. If the loan payments are not made per the terms of the loan agreement, the loan converts for an additional 2% equity.

Loan

Lender	East West Bank
Issue date	06/10/21
Amount	$274,000.00
Outstanding principal plus interest	$354,000.00 as of 01/10/22
Interest rate	4.25% per annum
Maturity date	06/01/23
Current with payments	Yes

Security interest in all goods, Accounts (including health-care receivables), Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles, Intellectual Property, commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, certificates of deposit, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located, and all Borrower's Books relating to the foregoing and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jon Lucas Holdings, LLC
Amount Invested	$450,786.00
Transaction type	Loan
Issue date	12/31/15
Outstanding principal plus interest	$450,786.00 as of 11/29/21
Interest rate	1.0% per annum
Current with payments	Yes
Relationship	Owner

Name	Mark Wang
Amount Invested	$102,000.00
Transaction type	Loan
Issue date	07/31/16
Outstanding principal plus interest	$102,000.00 as of 11/29/21
Interest rate	1.0% per annum
Current with payments	Yes
Relationship	Minority member in SSMX

Name	David Turner
Amount Invested	$77,000.00
Transaction type	Loan
Issue date	04/30/18
Outstanding principal plus interest	$20,000.00 as of 01/10/22
Interest rate	1.0% per annum
Current with payments	Yes
Relationship	Manager

Name	AJC Capial LLC
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	11/17/20
Outstanding principal plus interest	$200,000.00 as of 11/29/21
Maturity date	11/02/23
Current with payments	Yes
Relationship	Minority Owner of Sonatafy Technology LLC

On August 21, 2020, the Company issued 49,000 Class A Units to SSMX Limited, of which David Turner, our Manager, owns or controls 48.6%.

On August 21, 2020, the Company issued 25,000 Class A Units to 12th Street Ventures, LLC, of which Steve Taplin, our Manager, wholly owns or controls.

On August 21, 2020, the Company issued 25,000 Class A Units to Jon Lucas Holdings LLC, a Class A Member, of which David Turner, our Manager, wholly owns or controls.

On August 21, 2020, the Company issued 1,000 Class A Units to AJC Capital, LLC, a Class A Member.

On August 21, 2020, the Company entered into a services agreement with 12th Street Ventures, LLC, for the provision of executive services primarily performed by Steve Taplin, our Manager. Under such agreement, the Company is obligated to pay $360,000 per year in exchange for Mr. Taplin's services to the Company and may be terminated for cause. Additionally, the company may pay bonuses to executives up to 20% of their annual salary, at Manager discretion.

On August 21, 2020, the Company acquired all of the interests, assets and operations of SSMX Limited, a Class A Member. Under such transaction, SSMX Limited received no compensation or payments from the Company, except that the Company assumed a (i) $200,000 loan from AJC Capital LLC, a Class A Member (ii) $274,000 loan from EastWest LOC, (iii) $77,000 loan from David Turner, our Manager, (iv) $450,786 loan from Jon Lucas Holdings LLC, a Class A Member, and (v) $102,000 loan from Mark Wang.

As set forth in the Amended and Restated Limited Liability Company Operating Agreement, with the effective date of 1/1/2022, changes as follows:

On January 1, 2022 the Company changed the units issued to 29,000 Class A Units to SSMX Limited, of which David Turner, our Manager, owns or controls 48.6%.

On January 1, 2022 , the Company changed the units issued to 35,000 Class A Units to 12th Street Ventures, LLC, of which Steve Taplin, our Manager,

wholly owns or controls.

On January 1, 2022 , the Company changed the units issued to 35,000 Class A Units to Jon Lucas Holdings LLC, a Class A Member, of which David Turner, our Manager, wholly owns or controls.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sonatafy Technology is an established and diversified company preferred by clients for best-in-class Nearshore software development, software consulting services / expertise and high-level customer service.

Our goal is to grow to $50M-$80M per year in revenues and then execute an exit strategy (sell, IPO, etc.). Forward-looking projections cannot be guaranteed.

Milestones

Sonatafy Technology, LLC was incorporated in the State of Nevada in August 2020.

Since then, we have:

- 👀Seeking Growth Capital Not Start-up Capital
- 💥Recurring Monthly Revenue over $500k per month (as of 5/1/22)
- 💰 Estimated $6M to $8M 2022 Revenue
- 💫$33M+ of Customer Pipeline (as of 5/1/22)

- 🌱200%+ YoY Projected Revenue Growth
- 💪Expert Team w/ 100+ Years of Combined Experience
- 📈US Tech Software & Services spend is $825B and growing

Historical Results of Operations

Our company was organized in August 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended August 21, 2021, the Company had revenues of $2,397,185 compared to the year ended August 21, 2020, when the Company had revenues of $0. Our gross margin was 37.19% in fiscal year 2021.
- *Assets.* As of August 21, 2021, the Company had total assets of $434,502, including $171,568 in cash. As of August 21, 2020, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $235,209 and net income of $0 for the fiscal years ended August 21, 2021 and August 21, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $1,153,023 for the fiscal year ended August 21, 2021 and $0 for the fiscal year ended August 21, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,103,786 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Sonatafy Technology, LLC cash in hand is $242,768.19, as of December 2021. Over the last three months, revenues have averaged $435,129/month, cost of goods sold has averaged $266,437/month, and operational expenses have averaged $389,920/month, for an average burn rate of $221,228 per month. We are currently profitable.

Since the date our financials cover, the company started being profitable in July 2021.

We are projecting December revenues to reach $500,000 and expecting revenues to continue to increase monthly for the next 3 to 6 months to a total of $640k monthly in June 2022. We have been profitable since July 2021 and expect to continue operating at profitability into 2022. Forward-looking projections cannot be guaranteed.

The Company is concurrently engaging in a private placement of its Class B Units in reliance on the exemption from registration under Rule 506(c) of Regulation D promulgated under the Securities Act under which it seeks to offer and sell 8,930,000 Class B Units at a purchase price of $1.00 per Class B Unit which, if fully subscribed, would result in gross proceeds of $8,930,000, subject to broker fees and commissions, to the Company and

the issuance and delivery of 8,930,000 Class B Units (the "Concurrent Offering"). As of the date of this Form C, the Company has not sold any Class B Units in the Concurrent Offering. Assuming the Concurrent Offering is fully subscribed and the Maximum Offering Amount of this Offering is raised, the Class A Members would hold 66.93% of the outstanding membership interests, the Class B Members would hold 29.77% of the outstanding membership interests and Class C Members would hold 3.57% of the outstanding Members Interests.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Steve Taplin, certify that:

(1) the financial statements of Sonatafy Technology, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Sonatafy Technology, LLC included in this Form reflects accurately the information reported on the tax return for Sonatafy Technology, LLC filed for the most recently completed fiscal year.

Steve Taplin

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the

affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://sonatafy.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Sonatafy Technology, LLC Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Turner
Steve Taplin

Appendix E: Supporting Documents

Sonatafy_Amended_and_Restated_Operating_Agreement_5-2-22_signed_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Sonatafy Technology, LLC Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Turner

Steve Taplin

Appendix E: Supporting Documents

Sonatafy_Amended_and_Restated_Operating_Agreement_5-2-22_signed_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sonatafy Technology, LLC

By

Steve Taplin

Co-Founder, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David Turner

Co Founder
5/10/2022

Steve Taplin

Co-Founder, CEO
5/9/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.